May 13, 2015

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	China Energy Technology Corp., LTD.
Form 8-K
Filed March 31, 2015
File No. 000-55001

Dear Mr. Spirgel:

As Chief Executive Officer of China Energy Technology Corp., ltd.., a Nevada corporation (the “Company”), I am submitting this letter in response to the comment letter, dated April 23, 2015, from the Securities and Exchange Commission (the “Commission”) addressed to the Company.

On behalf of the Company, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at +86-552-411-6868.

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Very truly yours,

/s/ Quan Ji

Quan Ji

Chief Executive Officer